Gryphon Online Safety, Inc. (the “Company”) a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Gryphon Online Safety, Inc.

San Diego, California

Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 26, 2024

Gryphon Online Safety, Inc.
Balance Sheets

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 82,149	$ 299,314
Inventory, net	285,130	857,085
Prepaid expenses	2,193	55,371
Deposits	94,665	142,912
Other receivables	147,082	148,313
Total current assets	611,219	1,502,995
Intangible assets, net	1,797,159	1,978,022
Total assets	$ 2,408,378	$ 3,481,017
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,293,548	$ 1,058,301
Deferred revenue and customer deposits	541,080	519,561
Short term notes payable	41,472	140,887
Accrued Interest - long term notes	11,977	25,428
Convertible equity instruments, net of discount	517,289	449,595
Total current liabilities	2,405,366	2,193,772
Long Term notes payable	500,000	500,000
SAFE Notes, net of discount	585,042	-
Total liabilities	3,490,408	2,693,772
Commitments and contingencies		
Stockholders' equity		
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at December 31, 2023 and 2022	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and outstanding at December 31, 2023 and 2022	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at December 31, 2023 and 2022	45	45
Common stock, 10,756,391 shares issued and outstanding at December 31, 2023 and 2022	1,076	1,076
Additional paid-in capital	10,957,473	10,743,927
Accumulated deficit	(12,042,100)	(9,959,279)
Total stockholders' equity	(1,082,030)	787,245
Total liabilities and stockholders' equity	$ 2,408,378	$ 3,481,017

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2023	2022
Net revenue		
Product	$ 1,061,216	$ 1,460,657
Service and other	871,247	685,498
Total net revenue	1,932,463	2,146,155
Cost of goods sold	(1,135,887)	(1,370,464)
Gross profit	796,576	775,691
Operating expenses		
Operations	428,796	536,820
Sales and marketing	916,773	1,592,632
General and administrative	320,429	453,154
Research and development	544,522	798,329
Total operating expenses	2,210,520	3,380,935
Loss from operations	(1,413,944)	(2,605,244)
Other income (expense)		
Interest expense	(40,045)	(29,581)
Interest income	1	104
Amortization	(628,833)	(539,597)
Total other income (expense)	(668,877)	(569,074)
Net loss before income tax	(2,082,821)	(3,174,318)
Provision for income tax	-	-
Net loss	$ (2,082,821)	$ (3,174,318)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities		
Net loss	$ (2,082,821)	$ (3,174,318)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	561,140	526,058
Amortization of debt discount	67,694	13,539
Stock based compensation	213,546	109,741
Allowance for inventory loss	(17,656)	155,000
Changes in operating assets and liabilities:		
Inventory	589,611	668,152
Prepaid expenses	53,178	20,373
Deposits	48,247	34,403
Other receivables	1,231	(42,370)
Accounts payable and accrued expenses	235,247	429,527
Accrued interest	(13,451)	17,276
Deferred revenue and customer deposits	21,519	96,824
Net cash used by operating activities	(322,515)	(1,145,795)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(380,277)	(858,500)
Net cash used by investing activities	(380,277)	(858,500)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	104,000	260,887
Repayment of short term notes payable	(203,415)	(120,000)
Proceeds from issuance of long term notes payable	-	350,000
Proceeds from exercise of stock options	-	1
Proceeds from issuance of convertible equity instruments	644,830	517,289
Payment of issuance costs for convertible equity instruments	(59,788)	(81,233)
Net cash provided by financing activities	485,627	926,944
Net increase (decrease) in cash and cash equivalents	(217,165)	(1,077,351)
Cash and cash equivalents, beginning of year	299,314	1,376,665
Cash and cash equivalents, end of year	$ 82,149	$ 299,314
Supplemental Cash Flow Information:		
Cash paid for interest	$ 53,496	$ 10,805
Cash paid for taxes	$ -	$ -

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2021	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,746,391	$ 1,075	$ 10,634,186	$ (6,784,961)	$ 3,851,821
Issuance of stock under employee stock plans							10,000	1	-		1
Stock based compensation	-	-	-	-	-	-	-	-	109,741	-	109,741
Net Loss	-	-	-	-	-	-	-	-	-	(3,174,318)	(3,174,318)
Balance on December 31, 2022	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	10,743,927	(9,959,279)	787,245
Stock based compensation	-	-	-	-	-	-	-	-	213,546	-	213,546
Net Loss	-	-	-	-	-	-	-	-	-	(2,082,821)	(2,082,821)
Balance on December 31, 2023	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 10,957,473	$ (12,042,100)	$ (1,082,030)

See accompanying notes

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilize artificial intelligence-based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty

services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2023 and 2022, the Company determined that allowances of $197,344 and $215,000, respectively were necessary. The reserve at December 31, 2023 includes $150,000 for parts that one of the Company’s suppliers expects to scrap as a result of previous years’ supply chain issues. Certain ordered inventory units will not be built as the Company has begun selling newer products.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2023 and 2022, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 or 2022.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 or 2022.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as

incurred. During the years ended December 31, 2023 and 2022, the Company recognized $544,522 and $798,329 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $916,773 and $1,592,632 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2023 and 2022, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2023 and 2022, the Company had no accounts receivable.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 80% and 82% of revenue for 2023 and 2022 respectively is generated through one online seller. In addition, approximately 82% and 58% of inventory at the year ended December 31, 2023 and 2022 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2024, the date these financial statements were available to be issued. Subsequent to December 31, 2023:

In February 2024, the Company entered into a Software License Agreement with a major telecommunications equipment provider to allow the use of the Company's software on their hardware devices. Licensing fees will be paid quarterly based on the number of units subscribed to use the software.

The Company issued 152,500 stock options which vest over a four-year period, beginning in January 2023.

In March 2024, the Company received $60,000 of proceeds from a loan from a member of the company's Board of Directors. The loan accrues interest at a rate of 15% per annum and matures in December 2024.

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions. An additional 114,378 shares have been sold, generating $130,462 in net proceeds.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2023 and 2022 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2023	December 31, 2022
Software	$ 4,035,347	$ 3,655,070
Other Intangible Assets	447	447
	4,035,794	3,655,517
Accumulated Amortization	(2,238,635)	(1,677,495)
	$ 1,797,159	$ 1,978,022

Amortization expense for the years ended December 31, 2023 and 2022, was $561,140 and $526,058, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2023	December 31, 2022
Sales channel partner holdbacks	$ 135,160	$ 95,725
Other	11,922	52,588
	$ 147,082	$ 148,313

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024. During the During the year ended December 31, 2023, the Company incurred $13,274 of interest expense on this short-term loan.

In May 2023, the Company received $55,000 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $6,325. Payments approximating 15% of sales through this channel are due periodically until the advance is repaid. At December 31, 2023, $2,239 remained outstanding on this advance. It was paid in full in January 2024.

In August 2023, the Company received $49,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 9.49% per annum and matures in May 2024. During the year ended December 31, 2023, the Company incurred $1,298 of interest expense on this short-term loan.

LONG TERM DEBT

In 2021 and 2022, the Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the year ended December 31, 2023, the Company incurred $18,750 of interest expense on this long-term loan.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2024	$	41,472
2025		7,896
2026		11,466
2027		11,904
2028		12,309
Thereafter		456,425
	$	541,472

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the years ended December 31, 2023 and 2022 included $67,694 and $13,539 respectively of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023, receiving $644,830 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1. Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2. Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $59,788 of costs associated with the issue of these notes. Amortization of these costs will begin in 2024.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value shares of Preferred Stock authorized at December 31, 2023 and 2022. At December 31, 2023 and 2022, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2023 and 2022, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2023 and 2022.

During the year ended December 31, 2023, the Company issued 380,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $213,546 of stock compensation expense related to stock options during the year ended December 31, 2023. During the year ended December 31, 2022, the Company issued 470,000 stock options for

services and recognized $109,741 of stock compensation expense.

During the year ended December 31, 2023, the Company issued no shares of common stock from exercised stock options. During the year ended December 31, 2022, the Company issued 10,000 shares of common stock at an average price of $0.0001 per share, for cash proceeds of $1 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2021	1,055,500	$ 0.22	7.7
Granted	470,000	0.46	10.0
Exercised	(10,000)	-	-
Expired/Forfeited	(123,000)	0.40	-
Outstanding December 31, 2022	1,392,500	0.29	7.5
Granted	380,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	1,772,500	0.33	7.0

Options exercisable at December 31, 2023 and 2022 are 1,179,792 and 838,177, respectively.

The options issued during 2023 and 2022 vest ratably over periods of one to four years. At December 31, 2023, there are 592,708 unvested stock options outstanding and approximately $65,637 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,	
	2023	2022
Expected life (years)	1-4	1-4
Risk-free interest rate	4.06%	2.64 - 3.46%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

NOTE 10 - WARRANTS

A summary of warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2021	446,341	$ 0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2022	446,341	0.71	4.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	446,341	0.71	3.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $3,565,922 and $2,901,730, respectively. As of December 31, 2023, and 2022, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 3,492,209	$ 2,859,407
Deferred revenue timing difference	6,241	28,079
Stock-based compensation	61,928	8,700
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	3,565,922	2,901,730
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(3,565,922)	(2,901,730)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2023 and 2022 and no history of generating taxable income. Therefore, valuation allowances of $3,565,922 and $2,901,730 were recorded as of December 31, 2023 and 2022, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $12,042,100 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

During the years ended December 31, 2023 and 2022, the Company paid $12,104 and $79,480 respectively for legal counsel to a firm in which one of the directors is a partner.